UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

Mizuho Financial Group, Inc.

By:	/s / Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

October 26, 2007

Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)

Representative:	Name:	IKEDA, Teruhiko

	Title:	President & CEO

Address:		2-1 Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Stock code number:		8404 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)

For Immediate Release

Revision of Earnings Estimates for the First Half of Fiscal 2007

(the Fiscal Year ending March 31, 2008)

MHTB hereby revises its earnings estimates (consolidated and non-consolidated) for the first half of the fiscal year ending March 31, 2008 as described below.

1. Revision of Earnings Estimates for the First Half of Fiscal 2007

	(Billions of yen, %)
	Consolidated			Non-Consolidated
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (A) *	125.0	36.0	28.0	110.0	35.0	28.0
Revised Estimates (B)	131.0	36.0	51.0	116.0	35.0	51.0
Net Change (B-A)	6.0	—	23.0	6.0	—	23.0
Rate of Change (%)	4.8%	—	82.1%	5.4%	—	82.1%

*	Figures released on May 22, 2007

2. Reasons for the Revision

Net Income for the first half on both a consolidated basis and a non-consolidated basis are revised upward mainly due to the Extraordinary Gains (Reversal of Reserves for Possible Losses on Loans) related to a decrease in estimated Credit-related Costs.

3. Earnings Estimates for the Full Year of Fiscal 2007

Previously announced earnings estimates for the full year of Fiscal 2007 may be revised, if necessary, at the announcement of the financial results for the first half of Fiscal 2007 scheduled in November.

This presentation material contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Contact: Mizuho Trust & Banking Co., Ltd. Corporate Planning Dept. Tel: 81-3-3274-9015

(Reference Material)

Summary of Earnings Estimates for the First Half of Fiscal 2007 (Non-consolidated)

			(Billions of yen)
	Previous Estimates (May 2007) (A)	Revised Estimates (B)	Net Change (B)-(A)

Net Business Profits (*)	37.0	36.0	(1.0)
Ordinary Profits	35.0	35.0	—
Net Income	28.0	51.0	23.0

Credit-related Costs	(2.0)	22.0	24.0

*	Net Business Profits before Credit-related Costs for Trust Accounts and Reversal of (Provision for) General Reserve for Possible Losses on Loans

Net Business Profits are expected to remain at almost the same level, at approximately JPY 36.0 billion, as those previously estimated.

Credit-related Costs are expected to be a net reversal of approximately JPY 22.0 billion, a change of JPY 24.0 billion from the previously estimated net provision. The change is mainly due to a reversal of reserves for possible losses on loans as a result of changes in the classifications of certain obligors.

Net Income is expected to increase by approximately 23.0 billion, compared with those previously estimated, to approximately JPY 51.0 billion mainly due to the above factors.